Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of SVF Investment Corp. (the “Company”) on Form S-1 of our report dated November 16, 2020, except for Note 8 as to which the date is December 21, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of SVF Investment Corp. (formerly known as Gazelle Opportunities I (Cayman) Corp.) as of October 10, 2020 and for the period from October 5, 2020 (inception) through October 10, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP
New York, NY
December 21, 2020